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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  Tripos, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896928108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                                575 Boylston St.
                                    4th Floor
                                Boston, MA 02116
                                  617-224-1751

                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
            IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                 DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (1-06)

--------------------------------------------------------------------------------
CUSIP NO. 896928108                   13D                    PAGE 2 OF  13 PAGES
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      David E. Cohen
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization      USA

--------------------------------------------------------------------------------
                  7.    Sole Voting Power

                  --------------------------------------------------------------
                  8.    Shared Voting Power 1,833,333 shares of Series C
Number of               Preferred Stock, $.01 par value per share (the "Series C
Shares                  Preferred Stock") and Warrants to purchase 550,000
Beneficially            shares of Common Stock, $.01 par value per share (the
Owned by                "Warrants"); each subject to a 9.99% limitation on
Each                    conversion/exercise
Reporting         --------------------------------------------------------------
Person With       9.    Sole Dispositive Power

                  --------------------------------------------------------------
                  10. Shared Dispositive Power 1,833,333 shares of Series C Preferred Stock and 550,000 Warrants; each subject to a 9.99% limitation on conversion/exercise
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,333 shares of Series C Preferred Stock and 550,000 Warrants; each subject to a 9.99% limitation on conversion/exercise
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)        19.0%**
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 896928108                   13D                     PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Ross D. DeMont
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization      USA

--------------------------------------------------------------------------------
                  7.    Sole Voting Power

                  --------------------------------------------------------------
Number of         8.    Shared Voting Power 1,833,333 shares of Series C
Shares                  Preferred Stock and 550,000 Warrants; each subject to a
Beneficially            9.99% limitation on conversion/exercise
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power 1,833,333 shares of Series C
                        Preferred Stock and 550,000 Warrants; each subject to a
                        9.99% limitation on conversion/exercise
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,333 shares of Series C Preferred Stock and 550,000 Warrants; each subject to a 9.99% limitation on conversion/exercise
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)        19.0%**
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 896928108                   13D                    PAGE 4 OF  13 PAGES
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Midwood Capital Management LLC
      I.R.S. Identification No. 14-1885029
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
                  7.    Sole Voting Power 1,833,333 shares of Series C Preferred
                        Stock and 550,000 Warrants; each subject to a 9.99%
Number of               limitation on conversion/exercise
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by
Each              --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power 1,833,333 shares of Series C
Person With             Preferred Stock and 550,000 Warrants; each subject to a
                        9.99% limitation on conversion/exercise
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,333 shares of Series C Preferred Stock and 550,000 Warrants; each subject to a 9.99% limitation on conversion/exercise

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)        19.0%**

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)               IA

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 896928108                   13D                     PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Midwood Capital Partners, L.P.
      I.R.S. Identification No. 27-0060548
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
                  7.    Sole Voting Power 815,742 shares of Series C Preferred
                        Stock and 244,723 Warrants; each subject to a 9.99%
Number of               limitation on conversion/exercise
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by
Each              --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power 815,742 shares of Series C
Person With             Preferred Stock and 244,723 Warrants; each subject to a
                        9.99% limitation on conversion/exercise
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 815,742 shares of Series C Preferred Stock and 244,723 Warrants; each subject to a 9.99% limitation on conversion/exercise
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)        8.4%**

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)               PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 896928108                   13D                     PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Midwood Capital Partners QP, L.P.
      I.R.S. Identification No. 42-1657728
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
                  7.    Sole Voting Power 1,017,591 shares of Series C Preferred
                        Stock and 305,277 Warrants; each subject to a 9.99%
Number of               limitation on conversion/exercise
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by
Each              --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power 1,017,591 shares of Series C
Person With             Preferred Stock and 305,277 Warrants; each subject to a
                        9.99% limitation on conversion/exercise
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,591 shares of Series C Preferred Stock and 305,277 Warrants; each subject to a 9.99% limitation on conversion/exercise
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)        10.5%**

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)               PN

--------------------------------------------------------------------------------

CUSIP NO. 896928108                                                Page 7 of 13

**Limitations on Conversion/Exercise - If the Series C Preferred Stock were converted and the Warrants were exercised, the reporting persons would, in the aggregate, hold approximately 19.0% of the Common Stock upon such exercise/conversion. Notwithstanding the foregoing, the Series C Preferred Stock and Warrants both provide limitations on the conversion of such Series C Preferred shares of the exercise of such Warrants, such that the number of shares of Common Stock that may be acquired by the holder upon conversion of Series C Preferred Stock and exercise of the Warrants shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of Section 13(d) of the Exchange Act.

ITEM 1.           SECURITY AND ISSUER

This joint statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Tripos, Inc., a Utah corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1699 S. Hanley Road, St. Louis, MO 63144.

ITEM 2.           IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). By virtue of their positions, each of the Managers has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)      (a)  David E. Cohen

         (b)  575 Boylston St., 4th Floor, Boston, MA 02116

         (c)  Mr. Cohen is a manager of Capital

         (d)  No

         (e)  No

         (f)  United States

(2)      (a)  Ross D. DeMont

         (b)  575 Boylston St., 4th Floor, Boston, MA 02116

         (c)  Mr. DeMont is a manager of Capital

CUSIP NO. 896928108


         (d)  No

         (e)  No

         (f)  United States

(3)      (a)   Midwood Capital Management LLC, a Delaware limited liability company

         (b)  575 Boylston St., 4th Floor, Boston, MA 02116

         (c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds

         (d)  No

         (e)  No

(4)      (a)  Midwood Capital Partners, L.P., a Delaware limited partnership

         (b) c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

         (c) LP is a private investment fund engaged in the business of investing in securities.

         (d)  No

         (e)  No

         (5) (a) Midwood Capital Partners QP, L.P., a Delaware limited partnership

         (b) c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

         (c) QP is a private investment fund engaged in the business of investing in securities.

         (d)  No

         (e)  No

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Series C Preferred Stock and Warrants reported in this Schedule 13D were purchased using cash from the Funds.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons may wish to engage in a constructive dialogue with management of the Issuer

CUSIP NO. 896928108


("Management"), as well as with other stockholders of the Issuer and the Issuer's Board of Directors (the "Board of Directors"), regarding the Issuer's business operations and new strategies to create and maximize value for the Issuer's stockholders. The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time, subject to regulatory or other restrictions on their ability to do so, purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer's value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and
(viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, assuming full conversion of all shares of Series C Preferred Stock and exercise of all warrants, the Reporting Persons beneficially own 2,383,333 shares of the Common Stock of the Issuer, representing approximately 19.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 1,060,465 shares of the Common Stock, representing approximately 8.4% of the class, (ii) QP beneficially owns 1,322,868 shares of the Common Stock, representing approximately 10.5% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 2,383,333 shares of the Common Stock of the Issuer

CUSIP NO. 896928108


representing approximately 19.0% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 10,189,593 shares of the Common Stock of the Issuer outstanding as of March 30, 2006, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended December 31, 2005, and includes all shares of Common Stock that would be issued upon conversion of the Series C Preferred Stock and exercise of the Warrants. The above stated percentages are subject to the qualification that both the Series C Preferred Stock and the Warrants are subject to limitations on conversion/exercise, such that the number of shares of Common Stock that may be acquired by the holder upon conversion of Series C Preferred Stock and exercise of the Warrants shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of Section 13(d) of the Exchange Act.

(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Series C Preferred Stock and Warrants reported in this joint statement Schedule 13D on behalf of the Funds.

(c) All of the shares of Series C Preferred Stock and Warrants being reported pursuant to this Schedule 13D were acquired on May 4, 2006 for an aggregate purchase price of $5,500,000.00 or $3.00 per share of Series C Preferred Stock and associated fractional Warrant. The purchase and sale of the Series C Preferred Stock and Warrants was conducted pursuant to a Stock Purchase Agreement dated May 4, 2006 between the Funds and the Issuer.

(d)      N/A

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The terms of the Series C Preferred Stock, Warrants and shares of Common Stock issuable upon the conversion or exercise of Series C Preferred Stock or Warrants are subject to terms and provisions of the Issuer's Articles of Incorporation, as amended, the Warrants issued to each of the Funds, a Stock Purchase Agreement between the Funds and the Issuer dated May 4, 2006 and a Registration Rights Agreement between the Funds and the Issuer dated May 4, 2006, each as described in items 1.01, 3.02, 3.03, 5.03, and 9.01 of the Issuer's current report on Form 8-k dated May 5, 2006. Copies of the above referenced agreements are attached as Exhibits 2 through 6 hereto.

Except as described above or otherwise in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO. 896928108


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Joint Filing Agreement by and among David E. Cohen, Ross D. DeMont, Midwood Capital Management, LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. dated May 15, 2006.

Exhibit 2 - Amendment to the Articles of Incorporation of Tripos, Inc. dated May 2, 2006

Exhibit 3 - Stock Purchase Agreement dated May 4, 2006 by and among Midwood Capital Partners, L.P., Midwood Capital Partners QP, L.P. and Tripos, Inc.

Exhibit 4 - Form of Warrant issued by Tripos, Inc. to Midwood Capital Partners, L.P.

Exhibit 5 - Form of Warrant issued by Tripos, Inc. to Midwood Capital Partners QP, L.P.

Exhibit 6 - Registration Rights Agreement dated May 4, 2006 by and among Midwood Capital Partners, L.P., Midwood Capital Partners QP, L.P. and Tripos, Inc.

CUSIP NO. 896928108                                                Page 12 of 13

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:   May 15, 2006
                                                   --------------------

                                             MIDWOOD CAPITAL PARTNERS, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager

                                             MIDWOOD CAPITAL
                                             PARTNERS QP, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager

                                             MIDWOOD CAPITAL
                                             MANAGEMENT, LLC

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager

CUSIP NO. 896928108                                               Page 13 of 13

                                             DAVID E. COHEN

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen



                                             ROSS D. DEMONT

                                             By:  /s/ Ross D. DeMont
                                             -----------------------------------
                                             Ross D. DeMont

CUSIP NO. 896928108
                                    Exhibit 1
                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of May 15, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Tripos, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

                                             MIDWOOD CAPITAL PARTNERS, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager

                                             MIDWOOD CAPITAL
                                             PARTNERS QP, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager

                                             MIDWOOD CAPITAL
                                             MANAGEMENT, LLC

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager

CUSIP NO. 896928108
                                             DAVID E. COHEN

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen



                                             ROSS D. DEMONT

                                             By:  /s/ Ross D. DeMont
                                             -----------------------------------
                                             Ross D. DeMont